SO 3/8/04

04002385

SECURITIES A... ...SION
Washington, D.C. ...

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 27 2004 WASH. D.C. 158 SECTION

SEC FILE NUMBER
8- 40287

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alanar, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 S. Main Street
(No. and Street)

Sullivan	Indiana	47882
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vaughn A. Reeves, Sr. (812) 268-3121
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bray & Associates CPA's, LLC
(Name – *if individual, state last, first, middle name*)

122 East Washington Street	Greencastle,	Indiana	46135
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marilou Lawhead, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alanar, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Marilou Lawhead
Signature

Treasurer
Title

Greene County, Indiana
Leslie D. Kennett
Notary Public
Exp. Date April 17, 2008

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X(o) Independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Alanar Incorporated
Financial Statements
and
Supplement Information

December 31, 2003 and 2002

ALANAR INCORPORATED

TABLE OF CONTENTS

BRAY & ASSOCIATES CPA'S, LLC
CERTIFIED PUBLIC ACCOUNTANTS

P.O. BOX 5
GREENCASTLE, IN 46135
(765) 653-8448
FAX (765) 653-3559

A. DAVID BRAY, C.P.A.
EDWARD H. HAMMOND, P.A.

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDIANA CERTIFIED PUBILC
ACCOUNTANTS SOCIETY

Independent Auditor's Report

To the Stockholders
Alanar Incorporated

We have audited the balance sheet of Alanar Incorporated as of December 31, 2003-2002 and the related statements of income, changes in stockholder's equity, and cash flows for the two years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alanar Incorporated as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America.

Bray & Associates

BRAY & Associates CPA's, LLC

January 27, 2004

ALANAR INCORPORATED
BALANCE SHEET
DECEMBER 31, 2003-2002

		2003		2002
Assets				
Current Assets:				
Cash and Cash Equivalents	$	199,348	$	252,559
Accounts Receivable		568,226		208,039
Clearing Deposit		15,000		15,000
Prepaid Expense		3,822		1461
Total Current Assets	$	786,396	$	477,059
Net property and equipment, at cost (Note 2)	$	194,522	$	155,528
Other Assets:				
Bonds	$	40,237	$	39,861
Notes Receivable- Officer		55,334		197,396
Total Other Assets	$	95,571	$	237,257
Total Assets	$	1,076,489	$	869,844
Liabilities and Stockholder's Equity				
Liabilities:				
Current Liabilities:				
Trade Accounts Payable	$	58,321	$	53,898
Accrued Payroll & Commissions		157,936		95,559
Payroll Taxes Payable		21,545		24,100
Income Taxes Payable		6,646		17,418
Current Portion Long-Term Debt		12,591		0
Total Current Liabilities	$	257,039	$	190,975
Long-Term Debt:				
Deferred Federal Income Tax	$	38,801	$	11,372
Capital Lease Payable		34,247		0
Less Current Portion		(12,591)		0
Total Long Term Debt		60,457		11,372
Total Liabilities	$	317,496	$	202,347
Stockholder's Equity:				
Common stock, $ 5.00 par value; 5,000 shares authorized, issued and outstanding	$	25,000	$	25,000
Additional paid-in capital		154,616		154,616
Retained Earnings		579,377		487,881
Total Stockholder's Equity	$	758,993	$	667,497
Total Liabilities and Stockholder's Equity	$	1,076,489	$	869,844

See Accountant's Report and Accompanying Notes

ALANAR INCORPORATED
STATEMENT OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2003-2002

	2003	2002
Income:		
Commissions/Fees	$ 2,793,424	$ 2,187,076
Interest	14,314	20,629
Total Income	$ 2,807,738	$ 2,207,705
Expenses:		
Commissions/Salaries	$ 1,733,210	$ 1,452,623
Regulatory Fees/License Fees	17,283	25,915
Depreciation/Amortization	35,497	31,468
Taxes Other Than Income	151,324	106,025
General and Administrative	593,104	459,220
Occupancy	135,978	62,076
Total Expenses	$ 2,666,396	$ 2,137,327
Other Income and Expense		
Loss on Sale of Equipment	$ 0	$ (1,155)
Recovery of Bad Debt	0	4,027
Income before income taxes	$ 0	$ 2,872
Provisions for Federal and State income taxes, current and deferred	49,846	25,597
Net income	$ 91,496	$ 47,653

See Accountant's Report and Accompanying Notes.

ALANAR INCORPORATED
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003 - 2002

		2003		2002
Cash Flows from Operating Activities:				
Net Income	$	91,496	$	47,653
Adjustments to reconcile net income to net cash provided by operating activities:				
Amortization		3,201		2,798
Depreciation		32,296		28,670
(Increase) Decrease in:				
Accounts Receivable		(144,580)		(53,148)
Employee Advances/Notes		(73,545)		(22,342)
Prepaid Expense		(2,361)		311
Income Tax Receivable				13,561
Increase (Decrease) in:				
Accounts Payable		4,423		21,948
Accrued Wages		62,377		52,180
Payroll Taxes		(2,555)		0
Income Taxes Payable		(10,772)		(2,933)
Deferred State, Federal Income Tax Payable		27,429		17,418
Net Cash Provided (Used) by Operating Activities	$	(12,591)	$	106,116
Cash Flows from Investing Activities:				
Purchase of Equipment		(74,491)		(48,551)
Proceeds from Sale of Bonds		0		816
Purchase of Bonds & Accrued Interest		(376)		(11,941)
Loss on Junked Items		0		1,155
Sale of Assets		0		6,720
Net Cash (Used) by		0		
Investing Activities	$	(74,867)	$	(51,801)
Cash Flows from Financing Activities:				
Dividends Paid	$	0		0
Increase Long Term Debt		34,247		
Net Cash (Used) by Financing Activities	$	34,247	$	0
Net Increase(Decrease) in Cash	$	(53,211)	$	54,315
Cash and Cash Equivalents at beginning of year		252,559		198,244
Cash and Cash Equivalents at end of year	$	199,348	$	252,559
Supplemental Disclosures:				
State and Federal Income taxes paid	$	20,973	$	1,700
Interest Paid		24		0

See Accountant's Report and Accompanying Notes.

Alanar, Inc.
Statement of Changes in Stockholder's Equity
for the years ended December 31, 2003, 2002
(Dollars Except Shares Data)

	Common Shares	Common Amount	Additional Paid-In Capital	Retained Earnings	Total Stockholders Equity
Balance at December 31, 2001	5,000	$25,000	154,616	440,227	619,843
Net Income 2002				47,654	47,654
Balance at December 31, 2002	5,000	$25,000	154,616	487,881	667,497
Net Income				91,496	91,496
Balance at December 31, 2003	5,000	$25,000	154,616	579,377	758,993

These notes are an integral part of the preceding financial statements.

ALANAR INCORPORATED
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

Note 1: Description of business and summary of significant accounting policies.

Alanar Incorporated (the company) located in Sullivan, Indiana was incorporated in Georgia on September 1, 1988 for the purpose of qualifying as a broker-dealer. The company was licensed as a broker-dealer and began operations on September 2, 1988. The company is licensed in several states as a broker dealer. The company primarily assists churches in preparing bond issues for new construction.

The following is a summary of the more important accounting principles and policies followed by the company.

Revenue Recognition:

Revenue related to commissions earned resulting from the sale of securities is recognized at the "date of closing." Revenue from underwriting is recognized when cash is received.

Income Taxes

Current and deferred income taxes are provided in amounts sufficient to give effect to timing differences between financial and tax reporting which results from the differences in tax reporting and accrual basis for financial reporting.

Property and Equipment:

Depreciation and amortization of equipment is computed using the straight line method with estimated useful lives ranging from five to seven years. The company renovated its leased property and is depreciating these improvements on a straight-line basis over a range of ten to thirty-nine years.

Expenditures for maintenance and repairs are charged to expense as incurred. Additions and betterments are capitalized. The cost of properties sold or otherwise disposed of, and the accumulated depreciation thereon, is eliminated from the property and reserve accounts, and gains and losses are reflected in income.

Cash equivalents

For purposes of the statement of cash flows, the company considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents.

Note 2 -Property and equipment:

Property and equipment consists of the following:

	Depreciable Lives (Years)	2003	2002
Equipment	5-7	$ 308,700	$ 239,843
Leasehold Improve.	10-39	53,193	47,559
Less: Accumulated Depreciation		(156,974)	(124,678)
and Amortization		(10,397)	(7,196)
Net property and equipment		$ 194,522	$ 155,528

Note 3-Income taxes:

The income tax payable provision for the year ended December 31, 2003-2002 consists of the following:

	2003	2002
Federal, current	$ 2,485	$ 13,838
State, current	4,161	3,580
	$ 6,646	$ 17,418

Transactions with related parties

The company rents it's facilities and certain equipment from Vaughn Reeves, Sr., the President. Rental payments for these asset totals $ 72,696 for 2003 and $ 75,064 for 2003.

Pension Plan

The company began an approved pensionplan during 1995. All employees are eligible to participate. The company matches up to 10% of employee deferrals. For the year ended the expense to the company was $ 11,439 for 2003 and $ 8,055 for 2002.

Net capital requirements:

The company is subject to the Securities and Exchange Commission Uniform Net Capital rule which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2003 the company had net capital of $ 160,372 which was $ 141,792 in excess of its required net capital ot $ 18,580 based on aggregate indebtedness.

Leases

The company has incurred lease obligations in the leasing of equipment at December 31, 2003. Scheduled lease payments are as follows: The building is leased from the President on an annual renewable lease. The lease for 2004 is $ 49,440.00 and is included in the 2004 amount.

2004	111,928
2005	33,593
2006	14,319
2007	2,448
2008	697

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Long term debt

The company entered into several long term capital leases for equipment during the year. Scheduled repayment as follows:

2004	12,591
2005	12,591
2006	9,065

Legal:

The Company is the defendant in a lawsuit filed in Tennessee on November 18, 2003. The lawsuit alleges that the Company violated certain provisions of the Tennessee Consumer Protection Act. The Company plans to contest the case vigorously. No amounts have been included in these financial statements for any negative results arising from this action. The Company's legal representative makes no opinion on the outcome of this action.

Subsequent Event:

The Company is the defendant of a lawsuit filed on January 9, 2004. The lawsuit contends the Company violated certain sections of the Indiana Securities Act and seeks class action. Due to the newness of the lawsuit, the Company's legal representative states that it is not possible for us to evaluate the possibility of an unfavorable outcome of this litigation or estimate the amount of any potential loss to the Company this case may cause. The Company is still under an ongoing investigation by the Indiana Securities Division action arising in 2001. The Company paid a fine in this matter, but the investigation is still open, and legal council determines that it is not possible to evaluate the likelihood that any such payments will be ordered or the amounts of any such payments. No amounts have been included in these financial statements for any potential loss, material or immaterial.

Bray & Associates CPA's, LLC
CERTIFIED PUBLIC ACCOUNTANTS

P.O. BOX 5
GREENCASTLE, IN 46135
(765) 653-8448
FAX (765) 653-3559

A. DAVID BRAY, C.P.A.
EDWARD H. HAMMOND, P.A.

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDIANA CERTIFIED PUBLIC
ACCOUNTANTS SOCIETY

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholder
Alanar Incorporated

In planning and performing our audit of the financial statements of Alanar, Incorporated for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Alanar Incorporated that we considered relevant to the objectives stated in rule 17a-5(g) (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11) and the reserve required by rule 15c-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirement for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c-3.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Stockholder
Alanar Incorporated
Page Two

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statement being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

Bray & Associates

BRAY & ASSOCIATES CPA'S, LLC

January 27, 2004

SUPPLEMENTAL INFORMATION

BRAY & ASSOCIATES CPA's, LLC
CERTIFIED PUBLIC ACCOUNTANTS

P.O. BOX 5
GREENCASTLE, IN 46135
(765) 653-8448
FAX (765) 653-3559

A. DAVID BRAY, C.P.A.
EDWARD H. HAMMOND, P.A.

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDIANA CERTIFIED PUBLIC
ACCOUNTANTS SOCIETY

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTAL INFORMATION

To the Stockholder
Alanar, Incorporated

Our report on our audit of the basic financial statements of Alanar Incorporated for 2003 appears on page 1. That audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedule 1, 2 and 3 are presented for purposes of additional analysis and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bray & Associates

BRAY & ASSOCIATES CPA's, LLC

January 27, 2004

ALANAR INCORPORATED
SCHEDULE I
RECONCILITION OF AUDITED AND UNAUDITED REPORTS
DECEMBER 31, 2003

	As Reported	Adjustment Debit	Adjustment Credit	As Audited
Assets:				
Cash	$ 252,559			$ 199,348
Clearing Account	15,000			15,000
Receivables	406,894			627,383
Debt Securities	39,863			40,236
Equipment/ Leasehold Improvements	155,528			194,522
Total Assets	$ 869,844			$ 1,076,489
Liabilities				
Accounts Payable & Accrued Expense	$ 202,347			$ 317,496
Total Liabilities	$ 202,347			$ 317,496
Stockholder's Equity				
Common Stock	$ 25,000			25,000
Additional Paid-In Capital	154,616			154,616
Retained Earnings	487,881			579,377
Total Stockholder's Equity	667,497	$		758,993
Total Liabilities & Stockholder's Equity	$ 869,844	$ 0	$ 0	$ 1,076,489

See Independent Auditor's Report on Supplemental Information.

ALANAR INCORPORATED
SCHEDULE 2
EXPLANATION OF AUDIT ADJUSTMENTS

	Dollars	
	Debit	Credit
No Adjustments Made		

See Independent Auditor's Report on Supplemental Information.

ALANAR INCORPORATED
SCHEDULE 3
RECONCILIATION OF ADJUSTED NET CAPITAL AS REPORTED
COMPARED TO AMOUNT PREVIOUSLY REPORTED BY BROKER-DEALER
DECEMBER 31, 2003

	AS REPORTED	ADJUSTMENTS	AS CORRECTED
Total Ownership	$ 758,993	$ 0	$ 667,496
Less Non Allowable	(597,185)	0	(501,791)
Deferred Tax Liability	38,801		38,801
Net Capital Before Haircuts	$ 200,609	$ 0	$ 200,609
Less Debt Securities	(40,237)		(40,237)
Net Capital	$ 160,372	0	$ 160,372
Less: Capital Required Based on Aggregated Indebtedness	(18,580)	0	(18,580)
Net Capital In Excess	$ 141,792	$ 0	$ 112,353
Total Liabilities	278,695	0	278,695

See Independent Auditor's Report on Supplemental Information.